Williams Creek Explorations Limited
1202-1022 Nelson Street, Vancouver, BC, Canada V6C 4S7
Tel: 604-662-4480 Fax: 604-685-0553

NEWS RELEASE May 25, 2006
Trading Symbol: WCX TSX-V

GOLD PROPERTIES ACQUIRED IN THE SPENCES BRIDGE GOLD BELT

Williams Creek Explorations Ltd. ("Williams Creek") is pleased to announce that it has completed an option agreement with Almaden Minerals Ltd. ("Almaden") to acquire a 60% interest in Almaden's 100% owned Merit and Brookmere gold-silver projects located in the Spences Bridge Area, British Columbia. Williams Creek can acquire 60% in these properties by spending $C4 Million over 4 years and issuing 1,000,000 shares of Williams Creek to Almaden during the same period.

The Merit project was identified and staked by Almaden. During the field seasons of 2004 and 2005 an initial property evaluation of the Merit Property was carried out by Almaden. The program included prospecting and reconnaissance rock sampling, grid soil geochemistry (1,182 samples taken), geological mapping and hand trenching on two of the three mineral zones identified to date. Highlights of this work include average gold analyses of 965 ppb (0.97 g/t) from all 115 reconnaissance rock samples, with values up to 7.9 g/t gold, and three contiguous channel samples which average 7.2 g/t gold across a 1.8 meter true width section of outcropping quartz veining and altered host rock exposed by trenching in the main (Sullivan Ridge) zone. The 17,114 hectare Brookmere project was also identified and staked by Almaden. This project covers an area of multielement stream sediment anomalies.

Williams Creek is pleased to be working with Almaden and looks forward to developing both the Merit and Brookmere properties with a planned 2006 summer field program within this exciting emerging gold district. Epithermal gold-silver mineralisation within the Spences Bridge Gold Belt was first identified by Almaden as a result of a regional exploration program for gold in an area west of Merritt, British Columbia in 2001. This is one of the first areas where gold was discovered during the Gold Rush of the mid–19th to early 20th centuries. During this time placer gold was mined in this area from the Fraser and Thompson Rivers and on many tributary streams in the Ashcroft-Lytton-Lillooet district. Early into Almaden's 2001 program, several areas of elevated gold in stream sediments were identified. Follow-up prospecting resulted in the identification and staking by Almaden of several areas, including the Merit property, of clay-carbonate alteration and quartz veining, representative of low-sulphidation epithermal gold-silver vein systems. The results described in this news release are from samples collected under the supervision of Mr. Edward Balon, P.Geo. (B.C.), an employee of Almaden. Analyses reported were carried out by Acme Analytical Laboratories Ltd. of Vancouver.

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan Poliquin"

Morgan Poliquin, M.Sc., P.Eng.
Director

dlw 6/6